FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	English translation of the Quarterly Securities Report (Shihanki Hokokusho) for the nine-month period ended December 31, 2008 pursuant to the Financial Instruments and Exchange Law of Japan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: February 20, 2009	By:	/s/ Noriaki Yamaguchi
	Name:	Noriaki Yamaguchi
	Title:	Representative Director and CFO

Konami Corporation filed its Quarterly Securities Report for the nine-month period ended December 31, 2008 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on February 13, 2009. The following is the summary of the Quarterly Securities Report.

I	Corporate Information

A.	Corporate Overview

1.	Selected Financial Data

2.	Overview of Business

3.	Subsidiaries and Affiliated Companies

4.	Employees

B.	Business

1.	Production, Orders and Sales

2.	Significant Contracts

3.	Results of Operations and Financial position

C.	Equipment and Facilities

D.	Information on Reporting Company

1.	Share Information

a.	Total Number of Shares

b.	Stock Acquisition Rights

c.	Rights Plan

d.	Common Stock and Additional Paid-in Capital

e.	Major Shareholders

f.	Voting Rights

2.	Share Price

3.	Directors and Corporate Auditors

E.	Financial Statements

1.	Quarterly Consolidated Financial Statements

2.	Others

II	Information on Guarantors

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets (Unaudited)

	Millions of Yen
	December 31, 2008	March 31, 2008
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥45,528	¥52,130
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥293 million and ¥260 million at December 31 and March 31, 2008, respectively	40,470	33,802
Inventories	34,690	24,374
Deferred income taxes, net	20,066	18,275
Prepaid expenses and other current assets	9,840	11,498

Total current assets	150,594	140,079
PROPERTY AND EQUIPMENT, net	66,648	66,690

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	615	659
Investments in affiliates	6,388	6,414
Identifiable intangible assets	37,808	38,161
Goodwill	21,889	21,935
Lease deposits	27,855	28,205
Deferred income taxes, net	2,494	2,687
Other assets	13,393	14,418

Total investments and other assets	110,442	112,479

TOTAL ASSETS	¥327,684	¥319,248

See accompanying notes to consolidated financial statements.

	Millions of Yen
	December 31, 2008	March 31, 2008
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt and capital lease obligations	¥3,286	¥8,115
Trade notes and accounts payable	19,188	20,410
Accrued income taxes	7,447	9,523
Accrued expenses	21,034	21,934
Deferred revenue	15,827	7,848
Other current liabilities	7,459	7,283

Total current liabilities	74,241	75,113
LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	36,656	35,613
Accrued pension and severance costs	2,660	2,699
Deferred income taxes, net	10,779	11,559
Other long-term liabilities	8,673	7,181

Total long-term liabilities	58,768	57,052

TOTAL LIABILITIES	133,009	132,165
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	4,864	4,324
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Common stock, no par value- Authorized 450,000,000 shares; issued 143,500,000 shares at December 31 and March 31, 2008; outstanding 137,461,656 shares at December 31, 2008 and 137,321,557 shares at March 31, 2008	47,399	47,399
Additional paid-in capital	77,090	77,078
Legal reserve	284	284
Retained earnings	83,899	73,492
Accumulated other comprehensive income / loss	(1,150)	2,579
Treasury stock, at cost- 6,038,344 shares at December 31, 2008 and 6,178,443 shares at March 31, 2008	(17,711)	(18,073)

Total stockholders’ equity	189,811	182,759
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	¥327,684	¥319,248

See accompanying notes to consolidated financial statements.

(2) Consolidated Statement of Income (Unaudited)

For nine months ended December 31, 2008

Millions of Yen
Nine months ended December 31, 2008
NET REVENUES:
Product sales revenue	¥172,177
Service revenue	61,834

Total net revenues	234,011

COSTS AND EXPENSES:
Costs of products sold	95,004
Costs of services rendered	59,885
Selling, general and administrative	44,410

Total costs and expenses	199,299

Operating income	34,712

OTHER INCOME (EXPENSES):
Interest income	410
Interest expense	(1,184)
Foreign currency exchange gain (loss), net	(2,224)
Other, net	(11)

Other income (expenses), net	(3,009)

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	31,703
INCOME TAXES	13,318
INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	18,385
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	593
EQUITY IN NET INCOME OF AFFILIATED COMPANIES	34

NET INCOME	¥17,826

PER SHARE DATA:

Yen
Nine months ended December 31, 2008
Basic net income per share	¥129.72
Diluted net income per share	129.72

Weighted-average common shares outstanding	137,422,938
Diluted weighted-average common shares outstanding	137,422,938

See accompanying notes to consolidated financial statements.

For three months ended December 31, 2008

Millions of Yen
Three months ended December 31, 2008
NET REVENUES:
Product sales revenue	¥66,746
Service revenue	20,361

Total net revenues	87,107

COSTS AND EXPENSES:
Costs of products sold	39,139
Costs of services rendered	20,020
Selling, general and administrative	16,080

Total costs and expenses	75,239

Operating income	11,868

OTHER INCOME (EXPENSES):
Interest income	29
Interest expense	(321)
Foreign currency exchange gain (loss), net	(2,278)
Other, net	(3)

Other income (expenses), net	(2,573)

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	9,295
INCOME TAXES	3,328
INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	5,967
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	79
EQUITY IN NET INCOME OF AFFILIATED COMPANIES	(26)

NET INCOME	¥5,862

PER SHARE DATA:

Yen
Three months ended December 31, 2008
Basic net income per share	¥42.64
Diluted net income per share	42.64

Weighted-average common shares outstanding	137,461,771
Diluted weighted-average common shares outstanding	137,461,771

See accompanying notes to consolidated financial statements.

(3) Consolidated Statement of Cash Flows (Unaudited)

Millions of Yen
Nine months ended December 31, 2008
Cash flows from operating activities:
Net income	¥17,826
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	9,555
Provision for doubtful receivables	52
Equity in net income of affiliated company	(34)
Minority interest	593
Deferred income taxes	(2,445)
Change in assets and liabilities, net of business acquired:
Decrease (increase) in trade notes and accounts receivable	(11,350)
Decrease (increase) in inventories	(12,414)
Increase (decrease) in trade notes and accounts payable	2,839
Increase (decrease) in accrued income taxes, net of tax refunds	(1,255)
Increase (decrease) in accrued expenses	2,093
Increase (decrease) in deferred revenue	8,009
Other, net	636

Net cash provided by operating activities	14,105

Millions of Yen
Nine months ended December 31, 2008
Cash flows from investing activities:
Capital expenditures	(6,732)
Proceeds from sales of property and equipment	1,339
Decrease (increase) in lease deposits, net	1,762
Other, net	(74)

Net cash used in investing activities	(3,705)
Cash flows from financing activities:
Repayments of long-term debt	(444)
Redemption of bonds	(5,000)
Principal payments under capital lease obligations	(2,131)
Dividends paid	(7,254)
Purchases of treasury stock by parent company	(101)
Other, net	464

Net cash used in financing activities	(14,466)
Effect of exchange rate changes on cash and cash equivalents	(2,536)
Net increase (decrease) in cash and cash equivalents	(6,602)
Cash and cash equivalents, beginning of the period	52,130

Cash and cash equivalents, end of the period	¥45,528

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements (Unaudited)

1. Basis of Presentation

Pursuant to section 93 of “Regulation Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Japanese Cabinet Office No. 64, 2007), the accompanying quarterly consolidated financial statements for the nine months ended December 31, 2008 and the accompanying consolidated balance sheet at March 31, 2008 of Konami Corporation (the “Company”) and its subsidiaries (collectively “Konami”) have been prepared in accordance with U.S. generally accepted accounting principles (“U.S.GAAP”). Konami became publicly traded on the New York Stock Exchange in September 2002, and prepares its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the Securities and Exchange Commission of the United States of America.

2. Newly Adopted Accounting Standards

Konami adopted Statements of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” on April 1, 2008. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The adoption of SFAS No. 157 did not have a material impact on Konami’s results of operations and financial position. The disclosure required by SFAS No. 157 was omitted.

Konami adopted SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” on April 1, 2008. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The entity shall report unrealized gains and losses on items for which the fair value option has been elected. For the nine months ended December 31, 2008, the adoption of SFAS No. 159 did not have a material impact on Konami’s results of operations and financial position, since Konami did not elect the fair value option for any assets or liabilities.

3. Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008, and applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Konami is currently evaluating the potential effect, if any, that the adoption of SFAS 141R will have on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statement, an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 establishes accounting standards for noncontrolling interests (previously referred to as minority interests) and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 requires (i) that consolidated net income include the amounts attributable to both the parent and the noncontrolling interest, (ii) that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and (iii) expanded disclosures that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Konami is currently evaluating the potential effect, if any, that the adoption of SFAS 160 will have on its consolidated financial statements.

4. Inventories

Inventories at December 31, 2008 and March 31, 2008 consisted of the following:

	Millions of Yen
	December 31, 2008	March 31, 2008
Finished products	¥19,476	¥10,093
Work in process	9,869	9,665
Raw materials and supplies	5,345	4,616

Total	¥34,690	¥24,374

5. Property and Equipment

Property and equipment at December 31, 2008 and March 31, 2008 consisted of the following:

	Millions of Yen
	December 31, 2008	March 31, 2008
Property and equipment, at cost:
Land	¥11,415	¥11,674
Buildings and structures	69,288	68,795
Tools, furniture and fixtures	26,867	29,157
Construction in progress	56	484

Total	107,626	110,110
Less-Accumulated depreciation and amortization	(40,978)	(43,420)

Net property and equipment	¥66,648	¥66,690

6. Severance and Retirement Plans

The Company and its domestic subsidiaries have defined benefit severance and retirement plans covering their employees. The plans provide, under most circumstances, retirement benefits and lump-sum severance payments to the employees that are determined by reference to their rate of pay at the time of termination, years of service and certain other factors. All employees may choose either to remain in the defined benefit plans or to withdraw from the plans and enroll under such system as receiving all compensation currently during their employment. For those under the fixed annual compensation system, separate severance and retirement benefits are not to be paid upon their termination or retirement. The Company’s foreign subsidiaries only have defined contribution plans and do not have defined benefit plans.

Net periodic cost of the Company and its domestic subsidiaries’ plans accounted for in accordance with SFAS No. 87 for the nine months and the three months ended December 31, 2008 included the following components:

	Millions of Yen
	Nine months ended December 31, 2008	Three months ended December 31, 2008
Service cost – benefits earned during the period	¥153	¥51
Interest cost on projected benefit obligation	19	6
Expected return on plan assets	(30)	(10)
Recognized actuarial gain	(102)	(34)
Amortization of prior service cost	(30)	(10)

Net periodic cost	¥10	¥3

7. Comprehensive Income

Comprehensive income for the nine months and three months ended December 31, 2008 are composed of the following:

	Millions of Yen
	Nine months ended December 31, 2008	Three months ended December 31, 2008
Comprehensive income
Net income	¥17,826	¥5,862
Other comprehensive income / loss, tax allocation adjusted:
Foreign currency translation adjustments	(3,626)	(3,446)
Net unrealized gains (losses) on available-for-sale securities	(26)	(2)
Adjustment on retirement benefits	(77)	(25)

Total comprehensive income	¥14,097	¥2,389

8. Segment Information

Under SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” operating segments are defined as components of an enterprise about which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The operating segments are managed separately as each segment represents a strategic business unit that offers different products and serves different markets.

Konami operates on a worldwide basis principally with the following three business segments:

1. Digital Entertainment:	Production and sale of digital contents and related products including Computer & Video Games, Amusement, Card Games, and Online.
2. Health & Fitness:	Operation of health and fitness clubs, production and sale of health and fitness related goods.
3. Gaming & System:	Production, manufacture, sale and service of gaming machines and the Casino Management System for overseas market.

Notes:

1.	“Other” consists of segments which do not meet the quantitative criteria for separate presentation under SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information.”

2.	“Corporate” primarily consists of administrative expenses of the Company.

3.	“Eliminations” primarily consist of eliminations of intercompany sales and of intercompany profits on inventories.

The following table summarizes revenue, operating income (loss) by operating segment which are the primary measures used by Konami’s chief operating decision maker to measure Konami’s operating results and to measure segment profitability and performance. This information is derived from Konami’s management reports which have been prepared based on U.S. GAAP.

a. Segment information

Three months ended December 31, 2008	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥55,618	¥22,200	¥5,443	¥3,846	¥87,107
Intersegment	63	81	—	(144)	—

Total	55,681	22,281	5,443	3,702	87,107
Operating expenses	44,206	21,727	3,976	5,330	75,239

Operating income (loss)	¥11,475	¥554	¥1,467	¥(1,628)	¥11,868

Nine months ended December 31, 2008	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥148,491	¥67,517	¥13,297	¥4,706	¥234,011
Intersegment	220	220	—	(440)	—

Total	148,711	67,737	13,297	4,266	234,011
Operating expenses	110,931	65,619	10,790	11,959	199,299

Operating income (loss)	¥37,780	¥2,118	¥2,507	¥(7,693)	¥34,712

b. Geographic information

Three months ended December 31, 2008	Japan	North America	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥57,236	¥15,145	¥13,340	¥1,386	¥87,107	—	¥87,107
Intersegment	8,716	818	25	235	9,794	¥(9,794)	—

Total	65,952	15,963	13,365	1,621	96,901	(9,794)	87,107
Operating expenses	58,678	13,582	11,262	1,509	85,031	(9,792)	75,239

Operating income (loss)	¥7,274	¥2,381	¥2,103	¥112	¥11,870	¥(2)	¥11,868

Nine months ended December 31, 2008	Japan	North America	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥167,090	¥35,765	¥27,253	¥3,903	¥234,011	—	¥234,011
Intersegment	19,220	3,082	91	448	22,841	¥(22,841)	—

Total	186,310	38,847	27,344	4,351	256,852	(22,841)	234,011
Operating expenses	158,743	34,873	23,977	4,550	222,143	(22,844)	199,299

Operating income (loss)	¥27,567	¥3,974	¥3,367	¥(199)	¥34,709	¥3	¥34,712

For the purpose of presenting its operations in geographic areas above, Konami attributes revenues from external customers to individual countries in each area based on where products are sold and services are provided.

North America presented in the table above substantially consists of United States.

9. Commitments and Contingencies

Konami is subject to pending claims and litigation. Management, after review and consultation with counsel, considers that any liability from the disposition of such lawsuits would not have a material adverse effect on the consolidated financial condition and results of operations of Konami.

Konami has placed firm orders for purchases of property, plant and equipment and other assets amounting to approximately ¥148 million as of December 31, 2008.

10. Subsequent Events

For three months ended December 31, 2008

The Company announced that its Board of Directors decided at its meeting held on February 5, 2009, to repurchase the Company’s stock in accordance with the provisions of Article 156 of the Corporation Act applied after the modification by the provisions in paragraph 3, Article 165 of the Corporation Act of Japan.

The details of the stock repurchase is as follows:

1. Reasons for Stock Repurchase:

The repurchase of common stock is to be conducted in preparation for the expeditious execution of capital strategies in light of the changing business environment.

2. Outline of Stock Repurchase:

(1)	Type of shares to be repurchased:	Common Stock of the Company

(2)	Total number of shares to be repurchased:	4 million shares (maximum)

(3)	Total repurchase price:	10 billion yen (maximum)

(4)	Repurchasing period:	From February 6, 2009 to March 23, 2009